August 18, 2008

VIA FACSIMILE: (202) 772-9217

Ms. Tabatha Akins
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eugene Science, Inc. Form 10-KSB for the Year Ended December 31, 2007 File No. 000-50601 Filed April 14, 2008

Dear Ms. Akins:

Thank you for your letter of July 21, 2008. Please note for your records that today we filed an Amendment No. 1 to our Form 10-KSB for the year ended December 31, 2007. The Amendment reflects your office’s suggestions with respect to Item 8A. We also amended the certifications accordingly.

Furthermore, per your request, we acknowledge that:

1.	Eugene Science is responsible for the adequacy and accuracy of the disclosure in all of its filings, including the amendment to its 10-KSB for the year ended December 31, 2007.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing.

3.	Eugene Science may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eugene Science graciously thanks the Commission for their patience and guidance in these matters. Please let us know if you need anything else.

Very truly yours,

/S/ BYONG HO HOANG
Byong Ho Hoang

cc:	Shivbir Grewal